March 15, 2023

VIA EDGAR AND ELECTRONIC MAIL

Michael Killoy
Perry Hindin
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pitney Bowes Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed by Hestia Capital Partners, L.P. et al. (collectively, “Hestia”)
Filed March 6, 2023
File No. 001-03579

Dear Messrs. Killoy and Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 14, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Hestia. We have reviewed the Staff Letter with Hestia and provide the following responses on Hestia’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed by Hestia Capital Partners, L.P. et al.

General

1.	We note disclosure on page 2 and elsewhere stating that “stockholders are permitted to vote for less than nine (9) nominees....” The proxy card states that if a shareholder votes for fewer than nine nominees, than the proxy card “will be voted only as directed.” Please revise the disclosure in the Proxy Statement to be consistent with the proxy card.

Hestia acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

March 15, 2023

In Our View, Mr. Lautenbach, Mr. Dutkowsky and Other Long-Serving Board Leaders Have Fostered Extremely Poor Governance, page 19

2.	Please provide support for the statement that “[s]everal directors have interlocks, including multiple with ties to IBM (where Messrs. Lautenbach and Dutkowsky and Ms. Sanford worked for years).” To the extent you are able to provide support, please supplement the disclosure to clarify the meaning of “interlocks” in the context of your statement.

Hestia acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statement.

First, Messrs. Lautenbach and Dutkowsky have a business relationship dating back more than 20 years. Both Messrs. Lautenbach and Dutkowsky worked at International Business Machines Corporation (“IBM”) for a number of years. Subsequently, they crossed paths again in 2002 in a partnership between J.D. Edwards & Co., where Mr. Dutkowsky was serving as Chief Executive Officer and Chairman of its board of directors, and IBM, where Mr. Lautenbach was serving as Vice President of IBM’s small and midsize business unit.1 In addition, Messrs. Lautenbach and Dutkowsky have both served on panels together, including in March 2018, when Messrs. Lautenbach and Dutkowsky were two of three speakers at a forum at the University of Tampa, where Mr. Dutkowsky is a trustee. Three months after this panel took place, Mr. Dutkowsky was appointed to the Company’s board of directors (the “Board”), and certain disclosure in the Company’s proxy statement filed with the SEC on March 15, 2019 in connection with the Company’s 2019 annual meeting of stockholders suggests that Mr. Dutkowsky was recommended to the Board by Mr. Lautenbach.2

Second, several other directors also have previous relationships suggesting a significant degree of interconnectedness. Mr. Lautenbach and director Linda S. Sanford both worked for years at IBM at the same time, and certain disclosure in the Company’s proxy statement filed with the SEC on March 24, 2016 in connection with the Company’s 2016 annual meeting of stockholders suggests that Ms. Sanford was recommended to serve on the Board by Mr. Lautenbach.3

Third, directors Mary J. Steele Guilfoile, Ms. Sanford and outgoing Chairman Michael I. Roth, all served on the board of directors of The Interpublic Group of Companies, Inc. where Mr. Roth also served as Chief Executive Officer.

1 https://www.computerworld.com/article/2578043/j-d--edwards-integrates-software-with-ibm-wares.html

2 “In addition, the board added two directors last year, Mary J. Steele Guilfoile, who has expertise in the area of financial services and retail banking as well as experience as a member of other public company audit committees, and Robert M. Dutkowsky, who has experience in the areas of technology as a recent CEO and Board Chairman, and expertise in running and operating a business. Ms. Guilfoile and Mr. Dutkowsky were brought to the attention of the Governance Committee by a non-management Director or the CEO.” (emphasis added)

3 “Ms. Sanford was recommended to the Governance Committee for consideration by company management.”

March 15, 2023

Notwithstanding the foregoing, Hestia has revised the Proxy Statement to further clarify the meaning of “interlocks” in the context of its statement.

Rebuild Management and Prioritize Human Capital, page 21

3.	Please provide support for the following statement “[t]hrough our due diligence, we have learned that the Company has many talented employees who are frustrated and poorly utilized.”

Hestia acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statement.

Hestia has reviewed the feedback and reviews posted to www.Glassdoor.com4 (“Glassdoor”) by current and previous employees of the Company regarding their employment at the Company. Glassdoor, one of the leading websites of its kind, allows current and former employees of companies to anonymously provide feedback and reviews regarding their current and former employers. According to Hestia’s research, the average overall rating of the Company is 3.6 (out of 5). This overall rating is below is below the Company’s more highly-rated, self-identified peers (from the Company’s most recent proxy statement) such as Etsy, Inc. (4.5 out of 5), Cimpress plc (4.3 out of 5), W.W. Grainger, Inc. (4.1 out of 5), Avery Dennison Corporation (4.0 out of 5), and Bread Financial Holdings, Inc. (4.0 out of 5). Furthermore, the lowest component of the Company’s overall rating is “Senior Management”, which received an average rating of 3.2 (out of 5). In addition, the following is a sample of certain feedback left by employees over just the past five weeks regarding the Company:

•	“Lazy people…”

•	“Hard to grow within the company Low salary”

•	“Nepotism in quite common among some of the workers”

•	“-not so great place to work – less opportunity to grow due to limited visibility of HQ – finally it is just another outsourced vendor for HQ”

•	“Low pay, management in both the tech department and in production treat the technicians like crap”

•	“Overwhelming…Micro management Too many different softwares to work with”

•	“Gross mismanagement by upper management has created a financial crisis…extreme micromanagement, making it almost impossible to service the customer. The culture is toxic, the morale is very low”

In addition to reviewing the feedback and reviews regarding the Company on Glassdoor, Hestia’s due diligence has also included having discussions with over twenty ex-employees of the Company, certain of whom continue to have relationships with current employees. These discussions helped inform Hestia’s view that many of the Company’s employees are “frustrated and poorly utilized.”

Notwithstanding the foregoing, Hestia has revised the Proxy Statement to read as follows, “[t]hrough our due diligence, we have learned that the Company has many talented employees who appear to be frustrated and poorly utilized.” (Emphasis added)

4 https://www.glassdoor.com/Reviews/Pitney-Bowes-Reviews-E535.htm

March 15, 2023

Votes Required for Approval, page 38

4.	Please revise the sentence following the caption “Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation” to conform to what appears to be the correct standard disclosed in the fifth paragraph on page 35.

Hestia acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Stockholder Proposals, page 41

5.	Please remove the “(once effective)” in referencing to the universal proxy rules as the rules are in effect.

Hestia acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Form of Proxy Card, page i

6.	Please revise the proxy card for Proposal 4 to comply with Rule 14a-4(b)(5), which allows for “1, 2 or 3 years, or abstain” options for an advisory “say-on-pay” vote.

Hestia acknowledges the Staff’s comment and has revised the proxy card in the Proxy Statement accordingly.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew M. Freedman

cc: Kurtis J. Wolf, Hestia Capital Partners, LP